Exhibit 99.62

VOX NOTES THE SUCCESSFUL COMMENCEMENT OF THE
COMMISSIONING OF THE SEGILOLA GOLD PLANT

TORONTO, CANADA – July 19, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focussed royalty company, is pleased to note the announcement by Thor Explorations Ltd. (TSXV: THX) (“Thor”) that it has commenced the commissioning of its gold processing plant following the successful turning of the mills at its Segilola Gold Project (“Segilola”) in Nigeria. Thor expects to pour its first gold from Segilola before the end of July 2021.

Simon Cooper, Executive Vice President of Corporate Development stated: “We are thrilled to share this major commissioning milestone from Segilola with Vox shareholders. Once first gold pour is achieved later this month, Segilola will be Vox’s fifth producing royalty asset. Based on production guidance from Thor, we expect that this royalty has the potential to generate revenue almost five times Vox’s initial investment of C$900,000 within a span of 3 years. This is another example of Vox’s unique ability to acquire accretive precious metals royalties that are within 3 – 24 months of first production.”

 Segilola Project Construction Overview (June 2021, Thor corporate presentation)

Mining is underway at Segilola, with 700,000 tonnes of waste mined and 30,000 tonnes of ore stockpiled in preparation for process plant commissioning. The pit is fully prepared for mining operations, with pre-strip nearing completion. The mining fleet is now fully commissioned, and production is expected to quickly ramp up to its design capacity. All the necessary permits are in place and blasting operations have started as the Company moves into the harder transitional and fresh ore zones.

On September 10, 2020, Vox acquired a 1.5% net smelter return royalty in respect of all products mined from the property for C$900,000 in cash. Royalty payments are capped at US$3.5M (~C$4.4M at spot CAD:USD of 0.79). Based on production guidance from Thor issued on March 29, 2021, which forecast production of 46,000 ounces of gold in 2021 and 109,000 ounces of gold in 2022, Vox management estimates that total pre-tax royalty revenues of C$4.4M will be receivable within the first two full years of production.

Segilola Overview

Segilola is in the state of Osun in Nigeria, approximately 120km northeast of Lagos. The deposit hosts open pit probable gold reserves1 of 517,800 ounces at 4.02g/t (at 0.30g/t cut-off, resource estimate dated March 29, 2021). A 2019 Definitive Feasibility Study completed on February 4, 2019, outlines production estimates averaging 80,000oz of gold per annum over an initial 5-year mine life. For more information on Segilola, please visit the Thor website at https://www.thorexpl.com/.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Simon Cooper
Vox Royalty Corp., Chief Executive Officer	Vox Royalty Corp., EVP Corporate Development
info@voxroyalty.com	simon@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Thor’s expected timing and quantum of production at Segilola, Vox’s expected timing and quantum of royalty revenues and financial reporting related to production at Segilola, completion of certain anticipated milestones and developments by Thor, the receipt of payments from Thor or its affiliates, the requirements for regulatory approvals, and the commencement of production at Segilola.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the accuracy of third party information (including production expectations issued by project operators) which Vox cannot independently verify as a royalty holder, the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with operator and/or expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; uncertainties relating to rates of corporate and withholding tax in various jurisdictions globally; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical References & Notes:

(1)     The Segilola Gold Project mineral resource and reserves are based on the following:

a.	Mineral Resources: Mr I Taylor (MAusIMM, CP) is responsible for this Mineral Resource Statement and an “independent qualified person” as such item is defined in NI 43-101 CIM (2014) definition standards were followed for Mineral Resource Reporting. Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. A designed pit wireframe was used to constrain the resources. Mineral Resources are estimated using an average long term gold price of US$1,800 per ounce. Underground Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au, beneath the open pit constraint and inside the high-grade wireframe lode models. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Totals may not add exactly due to rounding. This Mineral Resource estimate is dated “March 2021”, based on Thor’s press release dated March 29, 2021.

b.	Mineral Reserves: Mr M Burger (EIZ, SAIMM, SACNASP) is responsible for this Mineral Reserve Statement and an “independent qualified person” as such item is defined in NI 43-101 CIM (2014) definitions were followed for Mineral Reserves. Open Pit Mineral Reserves are estimated at a cut-off grade of 0.3 g/t Au and are based on Indicated Resources only. Mineral Reserves are estimated using an average medium-term gold price of US$1,650 per ounce. Mining dilution of 12% and mining recovery of 97% were applied. There are no known legal, political, environmental other risks that could materially affect the potential development of the mineral resource or mineral reserve. Numbers may not add due to rounding. This Mineral Reserve estimate is dated “March 2021”, based on Thor’s press release dated March 29, 2021.